Correspondence

Rodobo International, Inc.
380 Chanjiang Road, Nangang District, Harbin, PRC 150001

September 4, 2009

VIA EDGAR AND FAX

Chris White
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:           Rodobo International, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2008
Filed January 13, 2009
Form 10-K/A for the Fiscal Year Ended September 30, 2008
Filed March 10, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 15, 2009
File No. 000-50340

Dear Mr. White:

We have received your letter dated August 24, 2009 and are in the process of preparing responses to your comments.  As discussed with Mr. Bob Carroll, we do not expect to be able to respond within 10 business days of your letter.  However, we anticipate that we should be able to respond to your comments by September 22, 2009.

Sincerely,

/s/ Yanbin Wang
Yanbin Wang
Chief Executive Officer